 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  September 30, 2014

Islet Sciences, Inc.
(Exact Name of Registrant as Specified in Charter)

Nevada	001-34048	87-0531751
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8601 Six Forks Rd., Suite 400
Raleigh, North Carolina 27615

(Address of Principal Executive Offices)

Registrant's telephone number, including area code: (919) 480-1518

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On September 30, 2014, Islet Sciences, Inc., a Nevada corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Brighthaven Ventures, L.L.C., a North Carolina limited liability company (“BHV”), Avogenx, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Avogenx”), Islet Merger Sub, Inc., a Nevada corporation and a direct wholly owned subsidiary of Avogenx (“Islet Merger Sub”), and each of the members of BHV (the “BHV Members”).

Pursuant to the Merger Agreement, Islet Merger Sub will merge with and into the Company with the Company as the surviving entity (the “Merger”) and Avogenx will acquire all of the outstanding membership interests of BHV in consideration for the issuance of an aggregate of 30 million shares of common stock of Avogenx to the BHV Members, to be adjusted for the Exchange Ratio (as defined below) (the “Initial Share Consideration”), and additional milestone payments described below (the “BHV Securities Exchange” and together with the Merger, the “Transactions”). Under the Merger Agreement, each share of Company common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive shares of Avogenx common stock at the conversion rate of between three (3) and forty (40) shares of Islet Sciences common stock for one (1) share of Avogenx common stock, with such conversion rate to be determined by the Company’s board of directors prior to the effective time of the Merger (the “Exchange Ratio”). Following the completion of the Transactions, the Company and BHV will each be wholly owned subsidiaries of Avogenx.

In addition to the Initial Share Consideration, Avogenx is required to issue additional shares of common stock in an aggregate amount of up to $71 million to the BHV Members within five (5) business days of the occurrence of certain milestones which are based on the development of BHV’s main compound, Remogliflozin. The number of shares of common stock to be issued in connection with achieving each milestone will be equal to (i) the dollar amount applicable to each milestone, divided by (ii) the volume weighted average price of Avogenx common stock for the thirty (30) trading days preceding the occurrence of each milestone as reported by Bloomberg L.P.

At closing, each outstanding warrant, option or other right to acquire Company’s common stock will cease to represent a right to purchase shares of Company’s common stock and will instead represent the right to purchase shares of Avogenx common stock equal to the number of shares of Company’s common stock subject to such warrant, option or other right to acquire the Company’s common stock immediately prior to the closing, as adjusted for the Exchange Ratio. The exercise price per share of Avogenx common stock subject to any such warrant, option or other right to acquire Company’s common stock at and after the effective time of the Merger shall be equal to the exercise price per share of Company’s common stock subject to such warrant, option or other right to acquire Company’s common stock prior to the effective time of the Merger, as adjusted for the Exchange Ratio.

The completion of the Transactions is subject to customary conditions, including, without limitation, (i) the approval of the Merger Agreement and the Transactions by the Company’s stockholders, (ii) the absence of any law or injunction that prohibits the consummation of the Merger, (iii) the entry into an Investor Rights Agreement by and among Avogenx and the BHV Members, (iv) the absence of a material adverse effect on the Company or BHV or their respective businesses and (v) the receipt by the Company and BHV of customary tax opinions with respect to the Merger and the BHV Securities Exchange, respectively.

The Merger Agreement contains certain termination rights, including the right of either party to terminate the Merger Agreement if the Merger has not occurred by April 30, 2015.

The Merger Agreement contains detailed representations and warranties of the Company, BHV, BHV Members, Avogenx and the Islet Merger Sub. BHV has agreed to various covenants and agreements, including, among others, an agreement to conduct its business in the ordinary course during the period prior to the closing of the Merger and not to engage in certain kinds of transactions during this period.

James Green, the Company’s President and Chief Executive Officer, and William Wilkison, the Company’s Chief Operating Officer, are the BHV Members.  In addition, Mr. Green and Dr. Wilkison are directors of the Company.  Pursuant to prior grants of options to purchase 1,500,000 shares of the Company’s common stock, each of Mr. Green and Dr. Wilkison may currently be considered to beneficially own approximately 1.6% of the outstanding shares of the Company’s common stock.  In addition, each of Mr. Green and Dr. Wilkison has entered into an employment agreement with the Company.  The employment agreements with Mr. Green and Dr. Wilkison are described and filed with the Securities and Exchange Commission as Exhibit 10.2 and Exhibit 10.3, respectively, to the Company’s Current Report on Form 8-K dated October 25, 2013.  On May 22, 2014, the Company’s board of directors approved the following changes to the compensation for Mr. Green and Dr. Wilkison: (i) combined annual salary budget of $300,000 payable monthly pro rata (up to $25,000 per month) to be divided between Mr. Green and Dr. Wilkison at the discretion of the Chief Executive Officer; the salary budget will be increased to $500,000 upon raising of additional capital by Islet Sciences and approval by the Company’s board of directors of a respective corporate budget, and (ii) full health insurance benefits.  Each of Mr. Green and Dr. Wilkison owns 50% of the outstanding membership interests of BHV.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated by reference herein. The Merger Agreement has been included as an exhibit hereto solely to provide investors and security holders with information regarding its terms. It is not intended to be a source of financial, business or operational information about the Company, Avogenx, BHV or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement are made only for purposes of the Merger Agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties rather than establishing matters as fact; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Avogenx, BHV or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Investor Rights Agreement

As noted above, pursuant to the terms of the Merger Agreement, Mr. Green and Dr. Wilkison, as BHV Members, will enter into an Investor Rights Agreement with Avogenx.  Under the terms of the Investor Rights Agreement, Mr. Green and Dr. Wilkison will receive (i) registration rights for the shares issued in the BHV Securities Exchange, (ii) so long as they continue to hold in the aggregate at least 10% of outstanding shares of Avogenx common stock, the right to designate two persons for nomination for election to the Board of Directors of Avogenx, and (iii) so long as they continue to hold in the aggregate at least 10% of outstanding shares of Avogenx common stock, Avogenx may not issue or sell any capital stock or securities convertible into or exchangeable for capital stock of Avogenx in a transaction with the primary purpose of raising capital for Avogenx, unless Avogenx first submits a written offer to each of the BHV Members to permit them to participate in the purchase of such securities on the same terms and conditions, including price, as proposed by Avogenx in connection with such issuance or sale.  The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, which is attached hereto as Exhibit 10.2 and incorporated by reference herein.

Voting Agreements

On September 30, 2014, the Company entered into a series of voting agreements with certain directors of the Company that own shares of the Company’s common stock and holders of more than 5% of the Company’s outstanding common stock, which collectively own approximately 36.8% of the Company’s outstanding common stock.  Pursuant to these voting agreements, these stockholders agreed to deliver a written consent approving the Merger Agreement and the Transactions following the delivery of an effective registration statement on Form S-4 filed by Avogenx with respect to the shares of Avogenx common stock to be issued in the Transactions.  The form of the voting agreement is attached hereto as Exhibit 10.1 and incorporated by reference herein.

On September 30, 2014, the Company and BHV issued a joint press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

No Offer to Sell or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger, the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information and Where to Find It

In connection with the proposed Transactions, Avogenx currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of the Company, which the Company currently intends to file with the SEC.  Avogenx and the Company also plan to file other relevant materials with the SEC. Stockholders of the Company are urged to read the consent solicitation statement/prospectus contained in the Registration Statement when it becomes available and any other relevant materials filed with the SEC because these materials will contain important information about the proposed Transactions.  Once available, these materials will be made available to the stockholders of the Company at no expense to them.  The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, once available, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from the Company at www.isletsciences.com/investors or by emailing info@isletsciences.com Attn.: Investor Relations.

Participants in the Solicitation

The Company and certain of its directors and executive officers may be deemed to be participants in the solicitation of consents from the stockholders of the Company in respect of the proposed Transactions.  Information about the executive officers and directors of the Company is set forth in the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2014, as filed with the SEC on July 28, 2014.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No	Description

2.1*	Agreement and Plan of Merger by and among the Company, Brighthaven Ventures, L.L.C., Avogenx, Inc., Islet Merger Sub, Inc., and each of the members of BHV

10.1	Form of Voting Agreement

10.2	Form of Investor Rights Agreement (included in Exhibit 2.1)

99.1	Press Release dated September 30, 2014

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Islet Sciences, Inc.

Dated: October 1, 2014	By:	/s/ James Green
Name: James Green
Title: Chief Executive Officer